Via Facsimile and U.S. Mail
Mail Stop 6010

January 26, 2007

Mr. Michael J. Valentino
Chief Executive Officer
Adams Respiratory Therapeutics, Inc.
4 Mill Ridge Lane
Chester, NJ 07930

Re: **Adams Respiratory Therapeutics, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2006
      Filed September 28, 2006
      Form 10-Q for the Period Ended September 30, 2006
      Filed November 14, 2006
      File No. 000-51445

Dear Mr. Valentino:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – June 30, 2006

Item 7. Management's Discussion and analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 46

   1. The changes in balance sheet accounts related to revenue estimates should be
       provided for all three years for which a statement of operations is provided. In

addition, include information on Trade Promotions. Tell us why you aggregate chargebacks and rebates.

<u>Sales Returns and Allowances, page 46</u>

2. Provide to us a more complete explanation, in the form of revised disclosure, for the $2,591 benefit related to sales made during prior periods recognized in fiscal 2006. The amount appears significant to the beginning balance of $4,063. Also explain why $2,591 is so much greater than the reasonably likely changes of $33 and $320 you disclose on page 49 for chargebacks and rebates, respectively.

<u>Consolidated Financial Statements, page F-1</u>

<u>Delsym Trademark, page F-9</u>

3. More fully explain to us why the entire purchase price of $122 million was allocated to an indefinite life trademark. Provide us the allocation schedule referred to in the product purchase agreement explaining any differences in the accounting allocation. Tell us each separate asset acquired you identified and the fair value of each. Tell us what rights may transfer after five years, whether any additional consideration will be required and how you would account for that consideration.

<u>Amortizable Intangible Assets, page F-10</u>

4. In disclosure type format, with regard to the license transfer agreement with JMED, tell us how long JMED has to make their election and if the valuation has been completed.

<u>Revenue Recognition, page F-12</u>

5. Please clarify your revenue recognition policy by stating exactly when revenues are recognized, such as when products are shipped or delivered.

<u>5. Stockholders' Equity (Deficit), page F-17</u>

6. In a disclosure type format, please tell us whether any of your equity securities are subject to registration rights. If so, describe the rights and how you accounted for them.

8. Commitments and Contingencies, page F-23

7. In a disclosure-type format, please clarify for us what the markups under the supply and development agreements with UCB are and how they were determined.

11. Subsequent Events, page F-27

8. In a disclosure type format, please tell us why you decided to reacquire the manufacturing assets that were sold to Cardinal Health in 2004. In your explanation, discuss whether the reacquisition option was a term in the 2004 sales agreement, if so, at whose option, and how the reacquisition price was to be determined. In addition, please tell us whether the assets reacquired were modified or added to while they were owned by Cardinal or explain the increase in value. Furthermore, please tell us how you accounted for the supply agreement, which appears to have been concurrently entered into, and how its terms were determined.

Form 10-Q for September 30, 2006

Item 2. Management's Discussion and analysis of Financial Condition and Results of Operations, page 16

Results Operations, page 18

Three Months Ended September 30, 2006 Compared to Three Months Ended September 20, 2006, page 18

9. Please more fully explain, in the form of revised disclosure, the large increase in accounts receivable in the three months ended September 30, 2006 resulting in 59 day's sales in accounts receivable at September 30, 2006 compared to 33 day's sales in accounts receivable at June 30, 2006.

10. More fully explain and quantify each of the causes of the changes in estimates resulting in net sales of 94% of gross sales for 2006 as compared to 90% of sales for 2005.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant